UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71110 / December 18, 2013

Admin. Proc. File No. 3-15497

In the Matter of

A.G. VOLNEY CENTER, INC. (F/K/A
  BUDDHA STEEL, INC.),
CHINA GREEN MATERIAL TECHNOLOGIES,
  INC.,
CHINA TRACTOR HOLDINGS, INC., AND
  FRANKLIN TOWERS ENTERPRISES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by A.G. Volney Center (f/k/a Buddha Steel, Inc.), China Green Material Technologies, Inc., China Tractor Holdings, Inc., and Franklin Towers Enterprises, Inc., and the Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to A.G. Volney Center, Inc. (f/k/a Buddha Steel, Inc.), China Green Material Technologies, Inc., China Tractor Holdings, Inc., and Franklin Towers Enterprises, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the

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[1]   17 C.F.R. ' 201.360(d).

[2]   *A.G. Volney Center, Inc. (f/k/a Buddha Steel, Inc.), China Green Material Technologies, Inc., china Tractor Holdings, Inc., and Franklin Towers Enterprises, Inc.,* Initial Decision Release No. 514 (Nov. 5, 2013), 107 SEC Docket 11.

registration of each class of registered securities of A.G. Volney Center, Inc. (f/k/a Buddha Steel, Inc.), China Green Material Technologies, Inc., China Tractor Holdings, Inc., and Franklin Towers Enterprises, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 514
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15497

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of A.G. VOLNEY CENTER, INC. (F/K/A BUDDHA STEEL, INC.), CHINA GREEN MATERIAL TECHNOLOGIES, INC., CHINA TRACTOR HOLDINGS, INC., AND FRANKLIN TOWERS ENTERPRISES, INC.	INITIAL DECISION ON DEFAULT November 5, 2013

APPEARANCES: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

No appearances were made by, or on behalf of, any Respondent

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on September 18, 2013. The OIP alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and that they have not filed periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13. Respondents are required to answer within ten days of service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b).

A.G. Volney Center, Inc. (f/k/a Buddha Steel, Inc.) (A.G. Volney), and China Tractor Holdings, Inc. (China Tractor), were personally served with the OIP through the Delaware Secretary of State as their authorized agent on September 23, 2013; China Green Material Technologies, Inc. (China Green Material), was personally served through its registered agent at 2215-B Renaissance Drive, Las Vegas, Nevada 89119, on September 19, 2013; and Franklin Towers Enterprises, Inc. (Franklin Towers), was personally served through its registered agent at 5348 Vegas Drive, Las Vegas, Nevada 89108, on September 20, 2013. See 17 C.F.R. § 201.141(a)(2)(i), (ii). During the prehearing conference on October 17, 2013, the Division of

Enforcement represented that before serving A.G. Volney and China Tractor through the Delaware Secretary of State, it determined through the exercise of due diligence that service could not be accomplished by delivering or sending the OIP to any other officer, director, or registered agent of those public companies located in Delaware. See Del. Code Ann. tit. 8, § 321.

Respondents are in default because they did not file an Answer to the OIP, did not participate in a prehearing conference on October 17, 2013, and did not otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

A.G. Volney, Central Index Key (CIK) No. 1367777, is a void Delaware corporation located in Hebei, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). A.G. Volney is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010. As of September 10, 2013, A.G. Volney's stock, symbol "AGVO," was quoted on OTC Link operated by OTC Markets Group Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Green Material, CIK No. 1082384, is a defaulted Nevada corporation located in Harbin, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Green Material is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of over $4.7 million for the prior nine months. As of September 10, 2013, China Green Material's stock, symbol "CAGM," was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Tractor, CIK No. 1352884, is a forfeited Delaware corporation located in Changchun City, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Tractor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $4 million for the prior nine months. As of September 10, 2013, China Tractor's stock, symbol "CTHL," was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Franklin Towers, CIK No. 1365669, is a revoked Nevada corporation located in Chongqing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Franklin Towers is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $1.2 million for the prior nine months. As of September 10, 2013, Franklin Towers's stock, symbol "FRTW," was quoted on

OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. A.G. Volney, China Green Material, China Tractor, and Franklin Towers have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and/or 13a-13 because, as noted, they failed to make periodic filings and have failed to heed delinquency letters sent to them by the Division of Corporation Finance, or due to their failure to maintain a valid address on file with the Commission, they did not receive such letters.

The Commission has recently directed "that [administrative] law judges issue initial decisions as to respondents who are also in default." See Alchemy Ventures, Inc., Exchange Act Release No. 70708 (Oct. 17, 2013). The Commission's Rules of Practice provide that an initial decision:

> shall include: findings and conclusions, and the reasons or basis therefor, as to all material issues of fact, law or discretion presented on the record and the appropriate order, sanction, relief, or denial thereof. The initial decision shall also state the time period, not to exceed 21 days after service of the decision, except for good cause shown, within which a petition for review of the initial decision may be filed.

17 C.F.R. § 201.360(b).

The Commission stated in Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, the first litigated appeal on appropriate sanctions for violations of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, that the following considerations were appropriate: (1) seriousness of the issuer's violations; (2) isolated or recurrent nature of the violations; (3) degree of culpability involved; (4) extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) credibility of the issuer's efforts, if any, against further violations.[1] Respondents' violations are serious because Exchange Act Section 13(a)'s reporting requirements are the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted). Respondents' conduct was recurrent because the consecutive violations occurred over more than two or over three years. The level of culpability is high because public companies are required to know the regulations that apply to them as a

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[1] These factors are almost identical to the factors used to assess the public interest in administrative proceedings brought pursuant to Exchange Act Section 15(b). See Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981).

result of the registration of their securities and cannot plead ignorance to evade liability. See 17 C.F.R. § 249.310 (Commission Form 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009) 95 SEC Docket 13488, 13496-97.

Finally, Respondents have ignored the proceeding. Accordingly, they have made no attempt to show any efforts to remedy past violations, ensure future compliance, or credible efforts against further violations. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of their registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of A.G. Volney Center, Inc. (f/k/a Buddha Steel, Inc.), China Green Material Technologies, Inc., China Tractor Holdings, Inc., and Franklin Towers Enterprises, Inc., is REVOKED.

Each party has the right to file a motion to correct a manifest error of material fact (Motion) with the Administrative Law Judge within ten days of the Initial Decision, and has the right to file a petition for review of the Initial Decision with the Commission (Petition). 17 C.F.R. §§ 201.111, .360(b) .410. Prior to the Commission's Finality Order in Alchemy, most defaults in proceedings pursuant to Exchange Act Section 12(j) were resolved with an order of default, which revoked the registration of the issuer's registered securities immediately. Given that the basis for this Initial Decision is Respondents' default, I FURTHER ORDER that a party may file a Petition within twelve days after service of this Initial Decision. 17 C.F.R. § 201.360(b).

If a party files a Motion, then that party shall have twenty-one days to file a Petition from the date of my order resolving such Motion. 17 C.F.R. § 201.410(b). The Initial Decision will not become final until the Commission enters an order of finality, which the Commission will enter unless a party files a Motion or Petition or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. 17 C.F.R. § 201.360(b)(1). In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray,
Chief Administrative Law Judge